SUB-ITEM 77(D) - POLICIES WITH RESPECT TO SECURITY INVESTMENTS

The Registrant's Board of Directors recently clarified the Registrant's investment restrictions with respect to investing in the securities of other registered and unregistered investment companies, including open end funds, closed end funds, business development companies, and exchange traded funds. The Registrant may now invest in such companies ("Acquired Funds") without aggregate limit, subject to certain provisions of the Investment Company Act of 1940, as amended (the "Act"), that limit the amount the Registrant and its affiliates can invest in any one Acquired Fund to 3% of the Acquired Fund's total outstanding stock. To comply with applicable provisions of the Act, on any matter upon which Acquired Fund stockholders are solicited to vote, Bexil Advisers LLC (the "Investment Manager") will seek to vote Acquired Fund shares in the same general proportion as shares held by other stockholders of the Acquired Fund. The Registrant does not invest in any closed end funds managed by the Investment Manager or its affiliates.